

Mail Stop 3561

September 4, 2008

Via Fax & U.S. Mail

Ms. Sally J. Smith
Chief Executive Officer
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416

> **Re: Buffalo Wild Wings, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 000-24742**

Dear Ms. Smith:

We have reviewed your response dated August 22, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Notes to Consolidated Financial Statements

Note 6(b) - Restricted Stock, page 48

1. Refer to our previous comments 1-3 and 6-9. It is still unclear how the amount presented in the table in your response #1 as "[s]hares issued from restricted stock units" of 116,776 relates to the RSU's granted of 166,950. The difference in the amounts does not appear to correspond to the reconciliation previously provided to us. Please advise or revise.

2. Further, as it remains unclear how you have considered the value of the RSU's issued, the number of shares related to the payment of withholding tax, and the new RSU grant for the year in your statement of stockholders' equity, please revise your presentation on the face of the statement to separately state each of these items as separate line items for clarity. Your presentation should clearly and distinctly show the how the grant and vesting of the RSU's is recorded, and how your method of recording the return of RSUs to cover recipient's tax liability is consistent with the treasury stock method. The amortized stock-based compensation expense associated with the RSU's should also be presented separately on the face of the equity rollforward for clarity.

3. As a related matter, please explain to us why the fair value of the unvested RSU's has not been considered in your deferred compensation balance as of December 31, 2007. Specifically, we note that you have granted RSU's that vest over a 3-10 year period during the year ended December 31, 2007. Accordingly, it is unclear how the deferred compensation balance can be $0 at December 31, 2007.

Note 7 - Earnings Per Common Share, page 49

4. Refer to our previous comment 8. We note from your response to our previous comment 4 that shares are considered dilutive on vesting. Please explain to us how the number of shares vested of 149,950 as presented in the table in your response #1 corresponds to the 89,587 presented as dilutive in the table here.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief